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                                  EXHIBIT 99.1
                        PRESS RELEASE DATED JUNE 7, 1999

JUNE 7, 1999 (IUC - TSE) . . . INTERNATIONAL URANIUM CORPORATION (the "Company") announced today that it was suspending mining operations from its two producing mines, the Sunday and GMG mines, both of which are located in the Colorado Plateau mining district. The Company had planned to suspend mining operations at the Sunday and GMG mines in September of this year to coincide with the completion of the conventional ore mill run, presently scheduled to begin later this month. However, due to weak commodity prices, the Company elected to discontinue operations early. Company mining operations at the Sunday Mine will end immediately, and contract mining operations at the GMG will end not later than the end of August. The Company had previously discontinued mining operations at the Rim and Topaz mines. With the suspension of operations at the Sunday and GMG mines, all of the Company's mining projects will be on standby, and will remain so until market conditions justify otherwise.

To date, the Company has mined and stockpiled approximately 84,000 tons of ore, containing approximately 400,000 pounds of recoverable uranium and 2,200,000 pounds of recoverable vanadium. As noted, the Company plans to commence processing these uranium/vanadium ores later this month and anticipates the completion of this conventional mill run by the end of October.

With the current suspension of all mine production and development activities, the Company intends to devote its full attention and resources at this time to the continued development of its alternate feed recycling business. The Company has previously completed seven alternate feed processing runs to date, including approximately 45,000 tons of uranium-bearing material from a former U.S. defense site (Ashland 2) undergoing environmental remediation as part of the Formerly Utilized Sites Remedial Action Program ("FUSRAP"). In addition, the Company was recently awarded a contract to recycle up to another 100,000 tons of similar material from the Ashland 1 FUSRAP site. The Company generally receives a substantial recycling fee in addition to retaining the uranium recovered from processing these FUSRAP materials. Alternate feed processing is a growing sector of the Company's business and, subject to continued regulatory approvals, is expected to be a major contributor to the Company's earnings in the future.

The Company also announces that Mr. Thad L. Meyer, Chief Financial Officer, will leave his position at the end of the month. Mr. Rick L. Townley, currently the Company's Controller, will assume the position of CFO at that time.

Headquartered in Denver, Colorado, IUC is engaged in the business of producing uranium concentrates and selling and trading these concentrates and other nuclear fuel cycle products in the international nuclear fuel market. As a co-product to its uranium production, IUC produces and sells vanadium and other metals. In addition to mining and processing uranium from natural ores, IUC also recovers uranium by recycling uranium-bearing waste streams from other processing facilities.

                             ON BEHALF OF THE BOARD

                                "Earl E. Hoellen"
                                    President